615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 • Fax # 516-683-8344 • www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

July 9, 2007

VIA EDGAR

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

File No. 001-31565

Dear Mr. Nolan:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”) I am writing in response to the Staff’s letter, dated June 22, 2007, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “10-K Report”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “10-Q Report”).

NYB’s response to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Deposits, page 58

1.	We note your disclosure that brokered deposits decreased $609.2 million from year-end 2005. We also note your disclosure on page 38 that during the second quarter you reduced your balance of brokered deposits by $260.6 million and in the fourth quarter you reduced brokered deposits by $916.3 million. In future filings, please reconcile these disclosures. In addition, reconcile your disclosure regarding the fourth quarter reduction of brokered deposits with your disclosure on page 73 that the higher average balance of NOW and money market accounts reflects your use of brokered deposits, particularly in the fourth quarter of the year. Please provide us with your proposed future disclosure.

John P. Nolan

Securities and Exchange Commission

July 9, 2007

In response to the Staff’s comment, in future filings the Company will concentrate its disclosures on activities for the most recent period, rather than periods earlier in the year. This will provide the reader with a more concise and meaningful discussion of the Company’s use of brokered deposits and thereby alleviate the need for disclosure of a formal reconciliation; however, if the Company deems such disclosure necessary for further clarification, we will provide a reconciliation in tabular format. The Company does note the Staff’s comment and supplementally provides the following reconciliation which includes the amounts shown in the 10-K Report.

2006 Brokered Deposit Reconciliation:

(in thousands)	Balance	Change from Prior Period
December 31, 2005	$1,552,954
March 31, 2006	1,950,565	$397,611
June 30, 2006	1,689,986	(260,579)
September 30, 2006	1,860,130	170,144
December 31, 2006	943,794	(916,336)

Total annual change		$(609,160)

In addition, in response to the Staff’s comment regarding page 73 of the 10-K Report, please note that there was a fourth quarter 2006 reduction in brokered deposits of $916.3 million; however, page 73 references changes in deposit levels from 2004 to 2005, as summarized below:

(in thousands)	2005	2004	Change
Average balance of NOW and money markets	$3,376,893	$2,498,668	$878,225

	Dec. 31, 2005	Sept. 30, 2005	Change
Brokered deposits:
Certificates of deposit	$104,656	$217,551	$(112,895)
Money market accounts	1,448,298	—	1,448,298

Total brokered deposits	$1,552,954	$217,551	$1,335,403

Non-Interest Expense, page 70

2.	We note your disclosure that you recognized a $3.1 million charge in connection with the retirements of your chairman and a senior lending consultant. Please describe for us the reasons for the charge and how the amount was determined.

NYB recorded a $3.1 million charge in connection with the retirements of Michael F. Manzulli, its former Chairman, and James J. O’Donovan, its senior lending consultant. On December 27, 2006, the NYB Board of Directors awarded, at the retirement date, a special three-year salary continuation agreement in recognition of the services provided by the respective individuals to the Company. Therefore the amount for each individual was determined in accordance with the retirement-related provisions of the agreement by multiplying the individual’s then-current annual salary by the number of years prescribed in the agreement. In addition, in accordance with the agreements, the respective amounts were reduced by certain Board of Director and Committee fees to be paid over the term of the respective agreements. Such fees will be charged to expense as services are rendered.

John P. Nolan

Securities and Exchange Commission

July 9, 2007

Consolidated Financial Statements

Note 6 – Allowance for Loan Losses, page 105

3.	We note your disclosure regarding loans outstanding and acquired during 2006 under the provisions of SOP 03-3. In future filings please present all of the disclosures required by paragraph .16 of SOP 03-3. Please provide us with your proposed future disclosure using 2006 information as an example.

In response to the Staff’s comment, set forth below is the Company’s proposed future disclosure (using 2006 and 2005 information), which includes all disclosures under SOP 03-3. We wish to advise the Staff that the SOP 03-3 disclosures not included were, in management’s opinion, immaterial; however, such disclosures will be included in future filings.

In conjunction with the Company’s acquisition of Atlantic Bank of New York on April 28, 2006 and the acquisition of Long Island Financial Corp. on December 30, 2005, the Company acquired certain loans for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable, at such acquisitions, that all contractually required payments would not be collected. Those loans have been segregated from the remaining acquired portfolios and are being accounted for under Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”).

The carrying amounts of loans accounted for under SOP 03-3 are included in Loans, net in the Consolidated Statements of Condition. The contractual amounts outstanding and the carrying amounts at December 31, 2006 and 2005 are summarized as follows:

(in thousands)	2006	2005
Business loans	$3,268	$2,540
Auto leases	2,177	8,174
Commercial loans	189	—

Total outstanding	$5,634	$10,714
Total carrying amount	$1,933	$7,506

The Company did not record any accretable yield relating to the above loans.

John P. Nolan

Securities and Exchange Commission

July 9, 2007

Loans acquired during each year for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

(in thousands)	2006	2005
Contractually required payments receivable at acquisition:
Business loans	$709	$2,540
Auto leases	—	8,174
Commercial loans	189	—

Total	$898	$10,714

Nonaccretable difference (expected losses and foregone interest) at acquisition	275	3,208

Cash flows expected to be collected at acquisition	$623	$7,506

Accretable yield (interest component of expected cash flows)	$—	$—

Basis in acquired loans at acquisition	$623	$7,506

There were no loans acquired that were not accounted for using the income recognition model of SOP 03-3. The Company was able to reasonably estimate cash flows expected to be collected.

Note 8 — Borrowed Funds, page 107

4.	We note your disclosure on page 111 that in the first quarter of 2006 you determined that the fair value hedges of capital securities did not qualify for the short-cut method of accounting. Please provide us with your materiality analysis describing how you determined that restatement of previously issued financial statements to reflect the impact of no hedge accounting was not necessary.

In accordance with Staff Accounting Bulletin No. 99, we prepared various analyses to determine and evaluate the quantitative impact that the trust preferred securities (“TPS”) hedge accounting had on the Company’s consolidated financial statements, as well as to evaluate various qualitative factors.

From a quantitative perspective, as of December 31, 2005, the fair value of our interest rate swap agreements totaled a negative $2.6 million, which was recognized as a liability with an equal reduction in the carrying amount of the Junior Subordinated Debentures. The effect on net income of a reversal of the effects of the TPS hedge accounting did not exceed 0.5% for any annual period or 4.2% for any quarterly period. In addition, a reversal of the effects of TPS hedge accounting since inception would have changed reported net income per diluted share by no more than $0.01 in any given interim or annual period. We concluded that the quantitative effects on the Company’s reported net income, for all interim and annual periods, were immaterial.

John P. Nolan

Securities and Exchange Commission

July 9, 2007

The following table summarizes NYB’s quantitative analysis of the impact its determination that the interest rate swap agreements it entered into in 2003 did not qualify for the short-cut method of fair value hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The impact on each period represents the effect of a full reversal of hedge accounting from inception of the swap agreements.

	For the Three Months Ended
(in thousands, except per share amounts)	March 2006	Dec. 2005	Sept. 2005	June 2005	March 2005	Dec. 2004	Sept. 2004	June 2004	March 2004	Dec. 2003	Sept. 2003	June 2003
End of period pre-tax Mark-to-Market (“MTM”)- adjustment – derivative liability (asset)	$6,071	$2,598	$2,750	$(620)	$3,564	$1,883	$2,925	$4,672	$1,711	$2,934	$2,187	$519
End of period after-tax MTM adjustment	3,643	1,559	1,650	(372)	2,138	1,130	1,755	2,803	1,027	1,760	1,312	311

After-tax impact of annual MTM change- decrease (increase) in net income	—	429	—	—	—	(630)	—	—	—	1,760	—	—
Diluted EPS impact of MTM change	—	0.00	—	—	—	0.00	—	—	—	0.01	—	—

After-tax impact of quarterly MTM change- decrease (increase) in net income	2,084	(91)	2,022	(2,510)	1,008	(625)	(1,048)	1,776	(733)	448	1,001	311
Diluted EPS impact of MTM change	0.01	0.00	0.01	(0.01)	0.00	0.00	0.00	0.01	0.00	0.00	0.01	0.00

In addition to quantitative analyses, we also considered various qualitative factors. From the inception of the hedges through December 31, 2005, for all interim and annual periods, the reversal of hedge accounting (1) would not have changed the Company’s net income to a net loss for any period; (2) would have had an inconsequential impact on the computation of regulatory capital such that the Company’s bank subsidiaries would have remained “well capitalized”; and (3) would not have caused any debt covenant violations.

Based on the analyses prepared, management concluded that any financial statement revisions resulting from the elimination of TPS hedge accounting would not be material, either quantitatively or qualitatively, to the Company’s consolidated financial statements for any interim or annual period from the inception of the swaps through December 31, 2005. Management also concluded that the actual elimination of hedge accounting during the first quarter of 2006 did not have a material effect (either quantitatively or qualitatively) on the 2006 interim and annual consolidated financial statements. The Company concluded that the magnitude of this item was such that it was not probable that the judgment of a reasonable person relying upon the Company’s financial reports would have been changed or influenced by the inclusion or correction of the item in such reports. Accordingly, prior to filing the December 31, 2005 Form 10-K Report and the March 31, 2006 Form 10-Q Report, the Company’s management determined there was no need to restate any previously issued financial statements and discussed its conclusion with the Company’s Audit Committee and external auditors, who concurred.

John P. Nolan

Securities and Exchange Commission

July 9, 2007

Note 11 — Employee Benefits, page 117

Stock Incentives and Stock Option Plans, page 123

5.	We note your disclosure that on December 30, 2005 you accelerated the vesting of 1.4 million unvested options. We also note your disclosure on page 89 of your 2005 10-K that in accordance with FASB Interpretation No. 44 you did not record any compensation expense as of the date of the acceleration. Please provide us with your analysis, including any supporting calculations, describing how you determined that no compensation expense needed to be recorded upon the acceleration.

The Company had 1,411,005 unvested stock options issued and outstanding at December 30, 2005, of which 86% were scheduled to vest on January 21, 2006, with the remaining issued and outstanding options being held by executives and senior management of the Company. Under FASB Interpretation No. 44 (“FIN 44”) any modification that renews or extends the life a fixed award (i.e., acceleration of vesting) results in a new measurement of the award. Such measurement would indicate the intrinsic value (the amount at which the option is in the money). Compensation expense would be calculated by the number of options outstanding times their intrinsic value, if any. Any options out of the money would not result in compensation expense. However, FIN 44 also states that if an employee continues to provide service and would have vested in an award under its original vesting provisions, the modification does not cause an effective renewal of the award and, accordingly, any incremental compensation cost should not be recognized.

Since the substantial majority of the unvested stock options at December 30, 2005 were to vest on January 21, 2006, and since the strike price of all other unvested options was higher than NYB’s stock price on December 30, 2005, and therefore out of the money, the Company determined that the employees holding such unvested stock options would continue to provide service and would have vested in the options under their original vesting provision. Therefore, there was no effective renewal of the award and no compensation expense was recorded on the modification date.

John P. Nolan

Securities and Exchange Commission

July 9, 2007

The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K Report and the 10-Q Report. We acknowledge that staff comments, or changes to disclosure in response to staff comments, do not prevent the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K Report or 10-Q Report, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi Senior Executive Vice President and Chief Financial Officer

cc:	Joseph R. Ficalora

R. Patrick Quinn, Esq.